Exhibit 99.1

Absolute Software Announces Proxy Advisory Firm ISS Recommends

Shareholders Vote FOR All Matters Proposed at Upcoming Annual Meeting

VANCOUVER, British Columbia & SAN JOSE, Calif.—(BUSINESS WIRE)—December 7, 2021—Absolute Software Corporation (“Absolute”) (Nasdaq: ABST) (TSX: ABST), a leader in self-healing Zero Trust solutions, today announced that Institutional Shareholder Services, a leading independent proxy advisory firm, has recommended that shareholders of Absolute vote “FOR” all matters proposed in the management information circular (the “Circular”) in connection with Absolute’s upcoming annual general meeting (the “Meeting”).

Shareholders are encouraged to review the Circular, which provides a detailed discussion of the proposed matters to be considered at the Meeting. The Circular is available under Absolute’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov). Shareholders should also refer to Absolute’s press release dated December 2, 2021 which outlined certain amendments to Absolute’s new Omnibus Equity Incentive Plan and 2021 Employee Stock Ownership Plan, which shareholders have been asked to approve at the Meeting.

The Meeting & Voting

The Meeting is currently set to be held on December 14, 2021 at 2:00 p.m. (PT) at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, and virtually online at https://meetnow.global/MG7CYCH.

Shareholders are encouraged to vote their shares well in advance of the official proxy voting deadline on December 10, 2021 at 2:00 p.m. (PT). Shareholders who have questions or require assistance with voting should contact Laurel Hill Advisory Group at 1-877-452-7184 (North American toll-free), 416-304-0211 (calls outside North America) or by email at assistance@laurelhill.com.

About Absolute Software

Absolute Software (NASDAQ: ABST) (TSX: ABST) accelerates customers’ shift to work-from-anywhere through the industry’s first self-healing Zero Trust platform, helping ensure maximum security and uncompromised productivity. Absolute is the only solution embedded in more than half a billion devices offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network access to help ensure their cyber resilience tailored for distributed workforces. Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking in the Fall of 2021.

© 2021 Absolute Software Corporation. All rights reserved. ABSOLUTE and the ABSOLUTE logo are registered trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

Contacts

Media Relations:

Becki Levine, Absolute Software

press@absolute.com

858-524-9443

Investor Relations:

Joo-Hun Kim, MKR Group

IR@absolute.com

212-868-6760